11018003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 20 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester (City) NH (State) 03104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lowry IV CFP 603-624-8462 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bernas CPAs P.C.
(Name – if individual, state last, first, middle name)

697A Union Street (Address), Manchester (City), NH (State) 03104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Lowry IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Karen Varney

Notary Public

KAREN VARNEY, Notary Public
My Commission Expires February 2, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. — Revised per FINRA
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Industry Regulatory Authority

BY CERTIFIED MAIL
NO. 70103090 0000 7597 6880

June 15, 2011

Thomas M. Lewry, President
Curbstone Financial Management Corporation
741 Chestnut Street
Manchester, NH 03104

RE: Curbstone Financial Management Corporation

Dear Mr. Lewry:

This acknowledges receipt of your March 31, 2011 annual filing of audited financial statements made pursuant to Securities Exchange Act ("SEA") Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An accurate Computation of Net Capital.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than June 29, 2011**. Questions may be addressed to the undersigned at (617) 532-3486.

Very truly yours,

George E. Malley
Principal Regulatory Coordinator

GEM/bmd
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew D. Caverly, Assistant Regional Director
Securities and Exchange Commission
33 Arch Street, 23rd Floor
Boston, MA 02110-1424

Roy & Bentas CPAs PC
697A Union Street
Manchester, NH 03104

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2011

Excess Net Capital Computations:

Total stockholders' equity		$	284,815
Additions:			
Liabilities subordinated to claims of general creditors	0		
Total Additions			0
Total Capital			284,815
Deductions/Charges:			
Nonallowable Assets and Liabilities:			
Excess Deduction Charge on Firm's Fidelity Bond	4,000		
Refundable Federal and State Income Taxes	28,660		
Accounts Receivable	1,011		
Prepaid Expenses	3,930		
Equipment and Furniture, net of depreciation	16,059		
Total nonallowable assets			(53,660)
Net Capital			**231,155**
Haircuts:			
Deposit with exchange clearing organization to satisfy margin requirements @ 2%	589		
Total Haircuts			589
Current Net Capital			230,566
Minimum Capital Required per SEC Rule 15c3-1(a)(2)(iv)			50,000
Excess Net Capital at March 31, 2011		$	180,566

NOTE 1: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2010.

NOTE 2: Item (e) – Statement of changes in Stockholders' Equity

NOTE 3: Item (i) – Curbstone is exempt from the "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 under Rule 15c3-3(k)(2)(ii).

NOTE 4: Item (n) – No material differences existed.

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2011

			Amounts
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2011)			
Net capital, as reported in the Company's part II (unaudited) FOCUS report		$	248,452
Allowable assets erroneously omitted or misclassified on FOCUS report:			
Incorrect balance in life insurance policy per FOCUS report	(45,146)		
Corrected cash balance in life insurance policy	42,589		
Total of amounts erroneously omitted from FOCUS report			(2,557)
Nonallowable assets reported and audit adjustments:			
Other audit adjustments	393		
Audit adjustment relating to refundable state taxes	(841)		
Audit adjustment relating to prepaid expenses	3,930		
Audit adjustment relating to fixed assets	11,258		
Totals of nonallowable assets and audit adjustments			(14,740)
Net Capital per the preceding		**$**	**231,155**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of March 31, 2011.

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.